EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	2006	2005	2004	2003	2002
EARNINGS
Income before income taxes, minority interest, and cumulative effect of accounting change*	$5,625	$4,828	$4,303	$3,448	$2,775

Add:

Interest expense	139	101	88	103	100

Interest component of the ESOP benefit expense	8	10	12	14	16

Portion of rent under operating leases representative of the interest component	70	64	60	53	45

Less:
Equity in undistributed income of 20-50% owned companies	6	4	6	7	10

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES		$ 4,999	$ 4,457	$ 3,611	$ 2,926
	$5,836

FIXED CHARGES
Interest on debt	138	94	78	93	100

Interest component of the ESOP benefit expense	8	10	12	14	16

Portion of rent under operating leases representative of the interest component	70	64	60	53	45

TOTAL FIXED CHARGES	$216	$168	$150	$160	$161

RATIO OF EARNINGS TO FIXED CHARGES	27.0	29.8	29.7	22.6	18.2

* As discussed in Note 1, effective January 1, 2006, 3M adopted SFAS No. 123R. Since 3M elected to use the modified retrospective method, prior periods have been restated resulting in a reduction in earnings and in the ratio of earnings to fixed charges. 2006 results included pre-tax gains of $523 million, with net benefits from gains related to the sale of certain portions of 3M’s branded pharmaceuticals business partially offset by restructuring actions, acquired in-process research and development expenses, settlement costs of a previously disclosed antitrust class action, and environmental obligations related to the pharmaceuticals business. 2003 includes a $93 million pre-tax loss related to an adverse ruling associated with a lawsuit filed by LePage’s Inc. 2002 includes net pre-tax losses of $202 million, primarily related to the 2001/2002 corporate restructuring program.